131 South Dearborn Street Suite 2400 Chicago, Illinois 60603 (312) 460-5000 fax (312) 460-7000 www.seyfarth.com
Writer’s direct phone (312) 460-5962 Writer’s e-mail mblount@seyfarth.com

August 17, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director
Division of Corporation Finance

Re:	2020 ChinaCap Acquirco, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Registration Statement No. 333-142255

Dear Mr. Reynolds:

2020 ChinaCap Acquirco, Inc. (the “Company”) has filed with the Commission an Amendment No. 2 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with three paper copies of Amendment No. 2, marked to show the changes made from Amendment No. 1 which was filed with the Commission on July 6, 2007. The changes reflected in Amendment No. 2 are intended to respond to the comments set forth in your letter dated August 9, 2007 (the “Comment Letter”). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to pages in the Prospectus included in Amendment No. 1.

General Comments

1.    As we indicated in our prior response to Comment No. 3 in your letter dated May 21, 2007, the size of the offering was set at $60,000,000 as a result of discussions and negotiations with Morgan Joseph, the representative of the underwriters. The Company and the underwriters agreed to value the offering at $60,000,000 based upon the underwriters’ assessment of overall market conditions for China based public acquisition company offerings with a similar structure, in general, as well as the principals’ knowledge of the Chinese market, in particular. In light of the foregoing factors, the Company and the underwriters determined that $60,000,000 was an amount that would be received successfully by investors, given market conditions. If market conditions change, it is possible that the offering size could increase or decrease accordingly. Please note that, as previously disclosed in the Registration Statement, the Company has not, nor has anyone on its

August 17, 2007 Page 2

behalf, contacted any potential target businesses, performed any due diligence, evaluations or similar activities, or had any discussions, formal or otherwise, with respect to a potential acquisition. With respect to the Company’s expectations to obtain additional funding through other financing arrangements, we believe that the risk factors on page 16, as modified in the Amendment and on page 19 adequately describe the uncertainty of future financing needs.

2.    We have revised the language to indicate that a proposed target company will be required to provide the Company’s stockholders with financial statements which are prepared in accordance with, or which are reconciled to, U.S. generally accepted accounting principles.

3.    We have revised the language to point out that management’s determination regarding businesses with “principal operations in China” or that “would benefit from establishing operations in China” is a subjective determination that provides management with a significant amount of discretion in selecting prospective targets for a business combination.

4.    (a) We have added language to the section titled “Selling Stockholders and Plan of Distribution” on page 73 to make it clear that the selling stockholders, and any broker, dealer or agent that assists in the sale, may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act.

       (b) The Escrow Agreement is silent as to amendments or waivers. Section 6.2 of the Escrow Agreement names the underwriters as third party beneficiaries and provides that any modification or change requires the prior consent of Morgan Joseph. However, the public stockholders are not named as third party beneficiaries. We have added language to this effect on page 72 under the heading “Principal Stockholders” and elsewhere in the Registration Statement as applicable. In addition to the Escrow Agreement, the Warrant Purchase Agreement requires that the Insider Warrants be placed in escrow, and the insider letters with the equity owners of Win Wide provide that they will not take, or cause Win Wide to take, any action to contravene the terms of the Warrant Purchase Agreement.

       (c) The stockholders of Win Wide are making additional capital contributions to Win Wide to fund the purchase of the warrants.

       (d) We have added language to the first paragraph under the heading “Selling Stockholders and Plan of Distribution” on page 72 and elsewhere in the Registration Statement to clarify that Win Wide is irrevocably committed to purchase the insider warrants.

5.    Win Wide will be an accredited investor within the meaning of Rule 501(a)(3) of Regulation D at the time of the purchase of the warrants by virtue of having in excess of $5,000,000 in assets and not having been formed for the purpose of making an investment in the insider warrants. In addition to the initial capital contributions set forth in the Registration Statement, the stockholders of Win Wide have contributed additional capital to Win Wide, and Win Wide has made investments in securities preceding its purchase of the insider warrants.

August 17, 2007 Page 3

6.    We have added language to make it clear that the Company will not seek control of a target business through contractual arrangements and, accordingly, we feel that no risk factor disclosure with respect to such arrangements is necessary. In the first risk factor on page 33, we disclose the risks associated with Chinese prohibitions or restrictions on foreign investment, and we believe that no further disclosure is necessary.

7.    We have added disclosure to the summary section regarding certain risks involved in investing in China.

8.    We have revised the second risk factor on page 15 to improve its readability.

9.    We have added disclosure to the first risk factor on page 23 to indicate that the 30% redemption threshold will make it easier to obtain stockholder approval for a business combination which some stockholders vote against.

10.    We have revised Footnote 4 of the Use of Proceeds table to indicate that the amount of deferred legal fees is that portion over $350,000. We also have made a similar revision to the Legal Matters section describing the deferral of a portion of Seyfarth Shaw LLP’s legal fees.

11.    There are no criteria established with respect to the Company’s search for a target business or its initial business combination, other than what has already been disclosed in the Registration Statement, particularly on pages 52 through 54 of the Prospectus.

12.    We have added language to disclose that the Company may consider, as an alternative to additional equity investments in the Company or debt financing, investing in a target business with other co-investors, which could include entities affiliated with the Company’s management or significant stockholders of the Company. We also have added language to the Conflicts of Interest section to disclose the potential conflict if the Company co-invests with entities affiliated with the Company’s management.

13.    We have added language to the “Management – Conflicts of Interest” section on page 69 to clarify the circumstances under which the Company’s management might not present opportunities to the Company that come to their attention in the performance of their duties as directors of other entities. We also described the practical effects of the agreements that would generally require management to present opportunities to the Company first, subject to pre-existing fiduciary obligations.

14.    We believe that the last two sentences of the paragraph on page 71 that begins “2020 Strategic Investments, LLC has entered into. . .” and the paragraph on page 72 that begins “As discussed above, two of our stockholders. . .” already disclose the restrictive terms contained in the letter agreements related to 2020 International Capital Group Limited.

15.    We have added language to Footnote 2 in the “Principal Stockholders” section identifying the beneficiaries of the trust.

August 17, 2007 Page 4

16.    We have added language to Item 15 of Part II regarding Regulation S to state, among other things, that the purchasers were outside the U.S. at the time of the sales and the sales were made pursuant to subscription agreements in which the purchasers agreed not to resell the shares except in accordance with Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration and the Company agreed not to register any transfer of such shares not made in accordance with those terms.

17.    We have revised the Warrant certificate to provide, among other things, that the Warrant is not exercisable unless a prospectus relating to the Shares is current and the Shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder, and if not, then the holder will be unable to exercise the Warrant. We have also revised the Warrant certificate to state that the Company will not call the Warrants absent an effective registration statement and current prospectus.

18.    We will file executed copies of appropriate exhibits.

The Company appreciates the staff’s comments with respect to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (312) 460-5962.

Very truly yours,
/s/ Michael Blount
Michael E. Blount

MEB:meb:tbm

cc:	Jay Williamson
Ethan Horowitz
G. George Lu
Gary I. Levenstein